Exhibit 99.1

GOLAR ESKIMO ACQUISITION

Golar LNG Partners LP (NASDAQ: GMLP) (the “Partnership”) announced today that it has entered into an agreement to acquire the ownership interests in the companies that will own and operate the Golar Eskimo, a floating storage and regasification unit (“FSRU”), from Golar LNG Limited (“Golar”) for an aggregate purchase price of approximately $390.0 million.  The Partnership will finance the purchase price with cash on hand, the proceeds of a $220.0 million loan from Golar and the assumption of outstanding bank debt in respect of the Golar Eskimo on the closing date of the acquisition (which the Partnership estimates will be approximately $162.8 million).

The Partnership believes it currently has a relatively low level of leverage and currently expects to refinance the loan from Golar before maturity with a combination of new debt and cash from operations.

The Golar Eskimo is being built by Korean shipyard Samsung Heavy Industries Co. Ltd. and is scheduled to be delivered in December 2014.  The Partnership expects the Golar Eskimo acquisition to close in January 2015.  The Partnership expects the Golar Eskimo to commence her service under a ten-year time charter (the “Golar Eskimo Time Charter”) with the Government of the Hashemite Kingdom of Jordan (“Jordan”) in the second quarter of 2015.  The Golar Eskimo acquisition is subject the satisfaction of customary closing conditions.

The Partnership expects to enter into an agreement with Golar pursuant to which Golar will pay to the Partnership an aggregate amount of $22.0 million in six equal monthly installments starting in January 2015 and ending in June 2015 for the right to use the FSRU.  In return the Partnership will remit to Golar any hire payments actually received with respect to the vessel during this period and, at Golar’s request, charter the vessel to a third party prior to the earlier of the commencement of hire payments from Jordan under the Golar Eskimo Time Charter and June 30, 2015.

The Partnership estimates that the Golar Eskimo acquisition will generate annual contracted revenues, net of voyage expenses, commissioning, operating expenses and taxes, of approximately $45 million to $47 million with respect to the first five years of service under the Golar Eskimo Time Charter.  The Partnership expects such annual contracted revenues to decrease to approximately $41 million to $43 million with respect to the second five-year period under the Golar Eskimo Time Charter.  However, the Partnership may not realize these levels of estimated annual revenues from the acquisition of the Golar Eskimo.

The Partnership’s board of directors (the “Board”) is pleased that the Partnership has entered into this purchase agreement in connection with its sixth acquisition since the Partnership’s initial public offering in April 2011 (the “IPO”).  The Board and the conflicts committee of the Board (the “Conflicts Committee”) have approved the purchase price for the Golar Eskimo. The Conflicts Committee retained a financial advisor to assist with its evaluation of the acquisition.

The Golar Eskimo acquisition is expected to be an accretive transaction and is consistent with the Partnership’s growth strategy.  As a result of the Golar Eskimo acquisition, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution of between $0.0275 and $0.0325 (or an annualized increase of between $0.11 and $0.13), which would become effective for the quarter ending March 31, 2015.  Assuming the distribution increase is recommended and approved, it would increase the Partnership’s total annualized distributions to between $2.30 and $2.32 per common unit, which would represent an increase of approximately 50% since the IPO. Any such increase would be conditioned upon, among other things, the closing of the Golar Eskimo acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•                  the Partnership’s ability to consummate the Golar Eskimo acquisition on a timely basis or at all, and to integrate and realize the expected benefits from the Golar Eskimo acquisition;

•                  the annual contracted revenues and operating expenses relating to the Golar Eskimo;

•                  the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;

•                  the Partnership’s ability to implement its growth strategies and other plans and objectives for future operations;

•                  the Partnership’s future revenues, expenses, financial condition and results of operations;

•                  the repayment or refinancing of debt and the Partnership’s ability to incur additional debt;

•                  covenants and financial ratios imposed by our debt facilities;

•                  the Partnership’s ability to make additional borrowings and to access debt and equity markets;

•                  charter commencement and termination dates and extensions of charters; and

•                  other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

December 15, 2014

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Brian Tienzo